October 19, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Dividend Advantage Municipal Fund 3
Registration Statement on Form N-14 8C
(File No. 333-206628)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of October 20, 2015, or as soon thereafter as practicable.

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Sincerely,

NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND 3	NUVEEN SECURITIES, LLC

By: /s/ Kevin J. McCarthy	By: /s/ Kevin J. McCarthy
Name: Kevin J. McCarthy	Name: Kevin J. McCarthy
Title: Vice President and Secretary	Title: Managing Director

October 19, 2015

Ms. Deborah Skeens

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Dividend Advantage Municipal Fund 3 (the “Registrant”)
Registration Statement on Form N-14
File Number: 333-206628

Dear Ms. Skeens:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on October 16, 2015.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to the disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Nuveen Dividend Advantage Municipal Fund 3

By: /s/ Kevin J. McCarthy
Name: Kevin J. McCarthy
Title: Vice President and Secretary